

August 3, 2012

Via E-mail
Joseph V. Topper, Jr.
Chief Executive Officer
Lehigh Gas Partners LP
702 West Hamilton Street, Suite 203
Allentown, Pennsylvania 18101

Re: **Lehigh Gas Partners LP**
Amendment No. 2 to Registration Statement on Form S-1
Filed July 24, 2012
File No. 333-181370

Dear Mr. Topper:

We have reviewed your amended registration statement and letter dated July 24, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cash Distribution Policy, page 60

1.   We note your responses to comments 1 and 3 from our letter to you dated July 18, 2012. It remains unclear why you retain throughout your prospectus language which suggests that holders of your common units might have protection against changes to the cash distribution policy or the elimination of any "minimum" quarterly distributions, which changes apparently may occur at any time regardless of prevailing unitholder preference and with absolutely no unitholder input. For example, you suggest that such holders may

prevent changes due to their purported ability to approve or disapprove of modifications to the initial amount of your minimum quarterly distribution (MQD). At page 61, your revised disclosure indicates that while you have no "legal obligation to pay distributions at the [MQD] rate, the initial amount of our [MQD] rate, $ ___ per unit, may not be modified without the approval of the holders of a majority of our common units…." This "protection" appears to be no more than an illusion in view of your disclosure on the same page (emphasis supplied) that your "general partner may, however, modify <u>or revoke our cash distribution policy at any time</u>, which may result in distributions in amounts less than our cash available for distribution <u>or no distributions at all</u>."

Moreover, we note that you state at page 61 that "Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner." Therefore, please revise your prospectus to eliminate any language which could be read to suggest that the requirement that unitholders "approve" prior to changes provides any protection against the potential elimination of MQDs at any time by the general partner, when the converse appears to be the case. In the alternative, revise to clarify what purpose the approval requirement would serve if the general partner decides for whatever reason to modify or revoke your cash distribution policy in a way that eliminates or substantially reduces the amount of your "minimum" quarterly distributions.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital, page 61

2.	With regard to prior comment 3, it remains less than clear how the general partner will determine how much of the available cash to distribute. Please revise to clarify and to discuss with greater specificity whether there is a particular expectation regarding what will constitute "most" in this context. In that regard, if the general partner expects to retain only an insignificant amount of the available cash for other purposes, identify the other purposes and explain how the level to be retained will be determined.

3.	If the referenced "intention" to distribute "most" is subject to change each quarter or even more frequently, revise to make this clear to the reader insofar as the current presentation does not specify a period of time during which you have an intention to continue making distributions at the "initial" rate listed for the MQD.

Financial Statements, page F-1

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-6

Note 2. Pro Forma Adjustments and Assumptions, page F-6

4.	We note your discussion of the misstatement appearing under paragraph (i) of Note 2. We do not believe it is appropriate to reflect adjustments to correct errors in historical

Joseph V. Topper
Lehigh Gas Partners LP
August 3, 2012
Page 3

financial statements in a presentation of pro forma financial information under Article 11 of Regulation S-X. Please revise your presentation of pro forma financial information to remove the adjustments related to paragraph (i). Separately, if you are not able to conclude that the impact of the error on the financial statements of the predecessor entities is immaterial, revise those financial statements to correct the error.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Joseph V. Topper
Lehigh Gas Partners LP
August 3, 2012
Page 4

       You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                     Sincerely,

                                       /s/H. Roger Schwall

                                       H. Roger Schwall
                                       Assistant Director

cc: <u>Via E-mail</u>
        Chad Rubin
        Duane Morris LLP